[American Church Mortgage Company letterhead]

May 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Filing Desk

RE:    Form AW – Application for Withdrawal of American Church Mortgage Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-154831) filed on May 4, 2011, Accession No. 0000897101-11-000781

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, in accordance with discussions between counsel for American Church Mortgage Company (“ACMC” or the “Company”), and the Staff of the Division of Corporation Finance, the Company hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced amendment (the “Amendment”). The submission header which was used for EDGAR identification purposes incorrectly characterized the above-referenced filing as a pre-effective amendment rather than as a post-effective amendment. The Company will file the post-effective amendment with the proper EDGAR submission header (the “Corrective Amendment”).

The undersigned, on behalf of the Company, confirms that no securities have been sold pursuant to the Amendment, and hereby respectfully requests the immediate withdrawal of such Amendment so that the Company may file the Corrective Amendment.

If you have any questions regarding the foregoing request for withdrawal, please contact counsel to ACMC identified in the Amendment.

Sincerely,

American Church Mortgage Company

By:	/s/Scott J. Marquis
Scott J. Marquis Chief Financial Officer